# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sealy Industrial Partners IV, LP, CIK 0001929017
CUSIP: 881030040
Title of class of securities: Class I Units of Limited Partnership Interest
Address of issuer's principal executive offices: 333 TEXAS STREET, SUITE 1050, SHREVEPORT, Louisiana (LA), 71101
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079333

## Reporting persons
- Vellodi Dilip R: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 443,213.3; shared voting power 0; sole dispositive power 443,213.3; shared dispositive power 0; aggregate amount beneficially owned 443,213.3 (10.9% of the class)

## Item 1. Issuer
Name of issuer: Sealy Industrial Partners IV, LP
Address of issuer's principal executive offices: 333 TEXAS STREET, SUITE 1050, SHREVEPORT, LOUISIANA, 71101.

## Item 2. Person Filing
Name of person filing: Dilip R. Vellodi
Address of principal business office or, if none, residence:
c/o Sealy & Company LLC
333 Texas Street, Suite 1050
Shreveport, Louisiana 71101
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 443213.3
Percent of class: 10.9% (Based on 4,066,910 units of limited partnership interest outstanding as of July 31, 2025 pursuant to Sealy Industrial Partners Iv, LP's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 5, 2025.
Sole power to vote or to direct the vote: 443213.3
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 443213.3
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EX-24 Power of Attorney

## Signatures
- Vellodi Dilip R: Ying Xiao, Director of SEC Reporting, under a POA from Dilip Vellodi (08/07/2025)